Exhibit 99.1

AirMedia Files Its Annual Report on Form 20-F

BEIJING, June 28, 2017 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the Securities and Exchange Commission on June 28, 2017. The annual report can be accessed on the Company's investor relations website at http://ir.airmedia.net.cn.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to IR Department at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People's Republic of China.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu,
Chief Financial Officer,
AirMedia Group Inc,
Tel: +86-10-8460-8678,
Email: ir@ihangmei.com